                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                              THE WMF GROUP, LTD.

                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE

                         (Title of Class of Securities)

                                   000929289

                                 (CUSIP Number)

                            RICHARD A. HIBBARD, ESQ.
                  THE PRUDENTIAL INSURANCE COMPANY OF AMERICA
                              FOUR GATEWAY CENTER
                             NEWARK, NJ 07102-4069
                                 (973) 802-7674

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  MAY 10, 2000

            (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
                        1  NAME OF REPORTING PERSON
                           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                           PRUDENTIAL MORTGAGE CAPITAL ACQUISITION CORP.
--------------------------------------------------------------------------------------------------
                        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE         (a) /   /
                           INSTRUCTIONS)                                                 (b) /  /

--------------------------------------------------------------------------------------------------
                        3  SEC USE ONLY
--------------------------------------------------------------------------------------------------
                        4  SOURCE OF FUNDS (SEE INSTRUCTIONS)

                           AF
--------------------------------------------------------------------------------------------------
                        5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED      /      /
                           PURSUANT TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------------------------
                        6  CITIZENSHIP OR PLACE OF ORGANIZATION

                                      DELAWARE
                         -------------------------------------------------------------------------
NUMBER OF SHARES           7  SOLE VOTING POWER (SEE INSTRUCTIONS)
BENEFICIALLY OWNED BY
EACH REPORTING PERSON                 8,260,876 SHARES*
WITH                     -------------------------------------------------------------------------
                           8  SHARED VOTING POWER

                                     0
                         -------------------------------------------------------------------------
                           9  SOLE DISPOSITIVE POWER

                                  8,260,876 SHARES*
                         -------------------------------------------------------------------------
                           10  SHARED DISPOSITIVE POWER

                                     0
--------------------------------------------------------------------------------------------------
                       11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                  8,260,876 SHARES*
--------------------------------------------------------------------------------------------------
                       12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES        /     /
                           CERTAIN SHARES (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------------------------
                       13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     65.3 %
--------------------------------------------------------------------------------------------------
                       14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                      CO
--------------------------------------------------------------------------------------------------

* On May 10, 2000, Prudential Mortgage Capital Company, LLC entered into a
Stockholders   Agreement with each of Capricorn Investors II, L.P., Capricorn
Holdings, Inc., Demeter Holdings Corporation, Phemus Corporation, Commonwealth Overseas Trading Company Limited, Mohammed A. Al-Tuwaijri, J. Roderick Heller, III, John D. Reilly and Shekar Narasimhan (collectively, the "Selling Stockholders"), pursuant to which such Selling Stockholders have agreed to tender their Shares in the Offer at a price of $8.90 per Share. The Purchaser's right to purchase the Shares subject to the Stockholders Agreement is reflected in Rows 7, 9, 11 and 13 of each of the tables above. The Stockholders Agreement is described more fully in Item 5 hereto.

                        1  NAME OF REPORTING PERSON
                           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                           PRUDENTIAL MORTGAGE CAPITAL COMPANY, LLC
--------------------------------------------------------------------------------------------------
                        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE         (a) /   /
                           INSTRUCTIONS)                                                 (b) /  /

--------------------------------------------------------------------------------------------------
                        3  SEC USE ONLY
--------------------------------------------------------------------------------------------------
                        4  SOURCE OF FUNDS (SEE INSTRUCTIONS)

                           AF
--------------------------------------------------------------------------------------------------
                        5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED      /      /
                           PURSUANT TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------------------------

                        6  CITIZENSHIP OR PLACE OF ORGANIZATION

                                   DELAWARE
                         -------------------------------------------------------------------------
NUMBER OF SHARES           7  SOLE VOTING POWER (SEE INSTRUCTIONS)
BENEFICIALLY OWNED BY             8,260,876 SHARES*
EACH REPORTING PERSON    -------------------------------------------------------------------------
WITH                       8  SHARED VOTING POWER

                                        0
                         -------------------------------------------------------------------------
                           9  SOLE DISPOSITIVE POWER

                                 8,260,876 SHARES*
                         -------------------------------------------------------------------------
                           10  SHARED DISPOSITIVE POWER

                                        0
--------------------------------------------------------------------------------------------------
                       11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           8,260,876 SHARES*
--------------------------------------------------------------------------------------------------
                       12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES        /     /
                           CERTAIN SHARES (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------------------------
                       13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           65.3 %
--------------------------------------------------------------------------------------------------
                       14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                           OO
--------------------------------------------------------------------------------------------------

* See footnote on page 2. Prudential Mortgage Capital Acquisition Corp. is a wholly-owned subsidiary of Prudential Mortgage Capital Company, LLC. Prudential Mortgage Capital Company, LLC is a wholly-owned subsidiary of The Prudential Insurance Company of America.

                        1  NAME OF REPORTING PERSON
                           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                           THE PRUDENTIAL INSURANCE COMPANY OF AMERICA
--------------------------------------------------------------------------------------------------
                        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE         (a) /   /
                           INSTRUCTIONS)                                                 (b) /  /

--------------------------------------------------------------------------------------------------
                        3  SEC USE ONLY
--------------------------------------------------------------------------------------------------
                        4  SOURCE OF FUNDS (SEE INSTRUCTIONS)

                           AF
--------------------------------------------------------------------------------------------------
                        5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED      /      /
                           PURSUANT TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------------------------
                        6  CITIZENSHIP OR PLACE OF ORGANIZATION
                           NEW JERSEY
                         -------------------------------------------------------------------------
NUMBER OF SHARES           7  SOLE VOTING POWER (SEE INSTRUCTIONS)
BENEFICIALLY OWNED BY
EACH REPORTING PERSON      8,260,876 SHARES*
WITH                     -------------------------------------------------------------------------
                           8  SHARED VOTING POWER

                           0
                         -------------------------------------------------------------------------
                           9  SOLE DISPOSITIVE POWER

                           8,260,876 SHARES*
                         -------------------------------------------------------------------------
                           10  SHARED DISPOSITIVE POWER

                           0
                         -------------------------------------------------------------------------
                       11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           8,260,876 SHARES*
--------------------------------------------------------------------------------------------------
                       12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES        /     /
                           CERTAIN SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------------------------
                       13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           65.3 %
--------------------------------------------------------------------------------------------------
                       14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                           IC
--------------------------------------------------------------------------------------------------

* See footnote on page 2. Prudential Mortgage Capital Acquisition Corp. is a wholly-owned subsidiary of Prudential Mortgage Capital Company, LLC. Prudential Mortgage Capital Company, LLC is a wholly-owned subsidiary of The Prudential Insurance Company of America.

ITEM 1. SECURITY AND ISSUER.

          This Statement on Schedule 13D is filed with respect to the common stock, par value $.01 per share (the "Shares"), of The WMF Group, Ltd., a Delaware corporation (the "Company"). The principal executive office of the Company is 1593 Spring Hill Road, Suite 400, Vienna, VA 22182-2245.

ITEM 2. IDENTITY AND BACKGROUND.

          This Statement on Schedule 13D is filed by Prudential Mortgage Capital Acquisition Corp. (the "Purchaser"), Prudential Mortgage Capital Company, LLC (the "Parent") and The Prudential Insurance Company of America ("PICA") (each individually a "Filing Person", and together the "Filing Persons"). The Purchaser is a Delaware corporation, with its principal business and office at Four Gateway Center, Newark, NJ 07102-4069, and is a wholly-owned subsidiary of the Parent. The Parent is a limited liability company organized under the laws of Delaware, with its principal business and office at Four Gateway Center, Newark, NJ 07102-4069, and is a wholly-owned subsidiary of PICA. PICA is a New Jersey mutual life insurance company with its principal executive offices at 751 Broad Street, Newark, NJ 07102-3777.

          During the last five years, none of the Filing Persons has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The Purchaser estimates that the total amount of funds required to purchase pursuant to the Offer (as defined in Item 4) the number of Shares that are outstanding on a fully diluted basis and to pay other costs, fees and expenses related to the Offer (as defined in Item 4) and the Merger (as defined in Item 4) will be approximately $104 million. The Purchaser plans to obtain all funds needed for the Offer through an advance from Prudential Mortgage to the Purchaser at the time Shares tendered pursuant to the Offer are accepted for payment.

ITEM 4. PURPOSE OF THE TRANSACTION.

          On May 10, 2000, the Parent, the Purchaser and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement"). The Merger Agreement provides for the making by the Purchaser of an offer to purchase all the issued and outstanding Shares, at a purchase price of $8.90 per Share (the "Offer"). The Merger Agreement further provides that, following the consummation of the Offer, upon the terms and subject to the conditions of the Merger Agreement, the Purchaser will be merged with and into the Company (the "Merger") with the Company surviving the Merger as a wholly owned subsidiary of Prudential Mortgage. In the

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Merger, each issued Share (other than Shares owned by the Purchaser, Prudential
Mortgage or WMF or their respective subsidiaries, or by stockholders, if any, who are entitled to and properly exercise appraisal rights under Delaware law) will be converted into the right to receive an amount in cash equal to the price per Share paid pursuant to the Offer.

          In connection with the Offer, Prudential Mortgage has reviewed, and will continue to review, various possible business strategies that the Company may pursue in the event that the Purchaser acquires control of the Company, whether pursuant to the Offer, the Merger or otherwise. Such strategies could include, among other things, changes in the Company's business, corporate structure, capitalization or management.

          The Merger Agreement provides that promptly upon the purchase of and payment for Shares by the Purchaser pursuant to the Offer, the Purchaser shall be entitled to designate up to such number of directors, rounded up to the next whole number, on the Company's Board of Directors (the "Company Board") as will give the Purchaser representation on the Company Board equal to the product of the total number of directors on the Company Board (giving effect to the directors elected pursuant to this provision) multiplied by the percentage that the aggregate number of Shares beneficially owned by the Purchaser and its affiliates bears to the total number of Shares then outstanding. The foregoing information is qualified in its entirety by reference to the Merger Agreement which is filed as Exhibit 1 hereto and incorporated herein by reference.

          Except as disclosed herein, none of the Filing Persons has any plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

          As of May 10, 2000, the Filing Persons may be deemed to beneficially own 8,260,876 Shares, or approximately 65.3% of the Shares outstanding on a fully diluted basis (such basis assumes all Shares underlying vested and unvested stock options are issued and outstanding). This beneficial ownership is based on the Stockholders Agreement, described in the following paragraph, which has been entered into by the Parent with certain stockholders of the Company.

          On May 10, 2000, the Parent entered into a Stockholders Agreement (the "Stockholders Agreement") with each of Capricorn Investors II, L.P., Capricorn Holdings, Inc., Demeter Holdings Corporation, Phemus Corporation, Commonwealth Overseas Trading Company Limited, Mohammed A. Al-Tuwaijri, J. Roderick
Heller, III, John D. Reilly and Shekar Narasimhan (collectively, the "Selling Stockholders"), pursuant to which each Selling Stockholder has agreed to tender Shares in the Offer at a price of $8.90 per Share. Pursuant to the Stockholders Agreement, the Selling Stockholders have also agreed that, among other things, they will not transfer their Shares subject to the Stockholders Agreement other than to the Purchaser and will vote their Shares subject to the Stockholders Agreement in favor of the Merger and against any competing transactions. The foregoing information is qualified in its entirety by reference to the Stockholders Agreement which is filed as Exhibit 2 hereto and incorporated herein by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Except for the Stockholders Agreement as set forth in Item 5 hereto, none of the Filing Persons has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loans or option arrangements, puts or calls, guarantees of loans, guarantee agreements or any giving or withholding of proxies).

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

1. Agreement and Plan of Merger, dated May 10, 2000, among Prudential Mortgage Capital Company, LLC, Prudential Mortgage Capital Acquisition Corp. and The WMF Group, Ltd.

2.   Stockholders Agreement, dated May 10, 2000, among Prudential Mortgage
     Capital Company, LLC,   Capricorn Investors II, L.P., Capricorn Holdings,
     Inc., Demeter Holdings Corporation, Phemus Corporation, Commonwealth Overseas Trading Company Limited, Mohammed A. Al-Tuwaijri, J. Roderick Heller, III, John D. Reilly and Shekar Narasimhan.

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 18, 2000

                              PRUDENTIAL MORTGAGE CAPITAL ACQUISITION CORP.


                              By:/s/ Michael B. Jameson
                                 --------------------------------------
                                    Name: Michael B. Jameson
                                    Title: Vice President


                              PRUDENTIAL MORTGAGE CAPITAL COMPANY, LLC


                              By:/s/ Michael B. Jameson
                                  -------------------------------------
                                    Name: Michael B. Jameson
                                    Title: Senior Vice President


                              THE PRUDENTIAL INSURANCE COMPANY OF AMERICA


                              By: /s/ Michael B. Jameson
                                  -----------------------------------------
                                    Name: Michael B. Jameson
                                    Title: Vice President

                               INDEX OF EXHIBITS

1. Agreement and Plan of Merger, dated May 10, 2000, among Prudential Mortgage Capital Company, LLC, Prudential Mortgage Capital Acquisition Corp. and The WMF Group, Ltd.

2.   Stockholders Agreement, dated May 10, 2000, among Prudential Mortgage
     Capital Company, LLC,   Capricorn Investors II, L.P., Capricorn Holdings,
     Inc., Demeter Holdings Corporation, Phemus Corporation, Commonwealth Overseas Trading Company Limited, Mohammed A. Al-Tuwaijri, J. Roderick Heller, III, John D. Reilly and Shekar Narasimhan.